Z Trim Holdings, Inc.
(Letterhead)
December 15, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549

Re:	Z Trim Holdings, Inc. Withdrawal of Registration Statement on Form S-3 File No. 333-143537

Dear Ladies and Gentlemen:

Reference is made to the request for withdrawal of registration statement filed by company counsel, Epstein Becker & Green P.C., on December 14, 2009. That withdrawal request is being withdrawn and is being replaced by this request.

Pursuant to Rule 477(c) promulgated pursuant to the Securities Act of 1933, the undersigned registrant, Z Trim Holdings, Inc.,  respectfully requests withdrawal of the Registration Statement on Form S-3 and S-3/A, File No. 333-143537 (the “Registration Statement”), filed by the registrant under the Securities Act.  The Registration Statement is being withdrawn because the registrant intends to file a new registration statement which will include, in addition to other securities, most of the securities covered by the Registration Statement. This is to confirm that no securities were sold in connection with the offering for which withdrawal is herein requested.

Very truly yours,

Z Trim Holdings, Inc .

By /s/  Steve J. Cohen
       Steve J. Cohen
               President and Chef Executive Officer